Exhibit 21

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Citizens Business Bank	California
CVB Ventures, Inc (Inactive)	California
Chino Valley Bancorp (Inactive)	California
Orange National Bancorp (Inactive)	California
CVB Statutory Trust II	Delaware
CVB Statutory Trust III	Connecticut